UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 17, 2009

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  [x]  Form 20-F   [    ]  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [    ]  Yes  [x]  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated June 17, 2009 relating to the Company’s Press Release in relation to the commencement of a tender offer of the Company’s 8.75% Senior Notes due 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name:	Lai Ni Quiaque
Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: June 17, 2009

For Immediate Release

City Telecom Launches Tender and Consent Offer via Citi

June 17, 2009 – City Telecom (H.K.) Limited (the “Company”, SEHK: 1137, NASDAQ: CTEL), a corporation incorporated under the laws of Hong Kong, today announced that it has commenced a tender offer to purchase for cash (the “Offer to Purchase”) any and all of its outstanding US$72,425,000 of aggregate principal amount of 8.75% Senior Notes Due 2015 (the “Notes”). Concurrently with the Offer to Purchase, the Company is also soliciting consents (the “Consent Solicitation”) from holders of the Notes (the “Holders”) to certain amendments to the Indenture governing the Notes that would, among other things, eliminate substantially all of the restrictive covenants, reduce the scope of the Company’s reporting obligations and amend the circumstances under which a Holder may put the Notes to the Company upon a change of control (the “Proposed Amendments” or the “Proposals”). Adoption of the Proposed Amendments requires the consent of holders of at least a majority of aggregate principal amount of the Notes outstanding (“Requisite Consents”), and the receipt or waiver of such Requisite Consents is one of the conditions to the Offer to Purchase and Consent Solicitation. The Company has been informed by Holders representing at least a majority in aggregate principal amount of the Notes currently outstanding that each such Holder intends to tender Notes held by it and to deliver valid Consents (as defined below) relating to such Notes pursuant to the terms of the Offer to Purchase and Consent Solicitation. The Offer to Purchase and the Consent Solicitation are subject to the terms and conditions of the Offer to Purchase and Consent Solicitation Statement dated June 17, 2009.

The Offer to Purchase and Consent Solicitation will expire at 11:59 p.m., New York City time, on July 15, 2009, unless extended (such date and time, as the same may be extended, the “Expiration Date”). Subject to the terms of the Offer to Purchase and Consent Solicitation, the right to receive the Consent Payment (as defined below) by delivering valid Consents will expire at 5:00 p.m., New York City time, on June 30, 2009 unless extended (such date and time, as the same may be extended, the “Consent Date”). The right to withdraw tendered Notes and the right to revoke Consents will expire on the Consent Date, notwithstanding any subsequent extension of the Consent Date. Holders that wish to receive both the Tender Consideration (as defined below) and the Consent

Payment (as defined below) must validly tender their Notes and deliver Consents in respect of such Notes on or prior to the Consent Date. The terms and conditions of the Offer to Purchase and Consent Solicitation may be amended and the Expiration Date and Consent Date may be extended by the Company in its sole discretion. The Company expressly reserves the right, in its sole discretion, to terminate the Offer to Purchase and Consent Solicitation and not accept for purchase any tendered Notes or accept for payment any delivered Consents.

The total consideration (“Total Consideration”) for each US$1,000 principal amount of Notes validly tendered and accepted for payment pursuant to the Offer to Purchase and delivery of Consents (which are not subsequently revoked) pursuant to the Consent Solicitation on or prior to the Consent Date shall be equal to US$950.00. The Total Consideration includes a consent payment of US$20.00 in respect of each US$1,000 principal amount of Notes tendered (the “Consent Payment”).

Holders who validly tender their Notes (and do not subsequently validly withdraw) on or prior to the Consent Date will be eligible to receive the Total Consideration. Holders who validly tender their Notes after the Consent Date, but on or prior to the Expiration Date, will, on acceptance of such tender, only be eligible to receive an amount equal to the Total Consideration less the Consent Payment (the “Tender Consideration”). In either case, all Holders who validly tender their Notes will receive accrued and unpaid interest up to, but not including, the payment date. The payment date is expected to be 5:00 p.m., New York City time, on July 20, 2009.

All Holders that tender their Notes pursuant to the Offer to Purchase are obligated to deliver their consents (the “Consents”) to the adoption of the Proposals and all Holders that deliver their Consents pursuant to the Consent Solicitation are obligated to tender their Notes pursuant to the Offer to Purchase. However, Holders that tender their Notes and deliver their Consents after the Consent Date will not receive the Consent Payment. After the Consent Date, tendered Notes may not be withdrawn and Consents may not be revoked other than in the limited circumstances that the Company decreases the Total Consideration or amends the terms of the Offer to Purchase and Consent Solicitation in a manner which adversely affects the interests of Holders who have already tendered Notes and delivered Consents.

The Company intends to fund the Tender Consideration and Consent Payment from currently available cash resources. The Company’s obligation to accept for purchase any tendered Notes pursuant to the Offer to Purchase and Consent Solicitation is conditioned upon certain conditions (including the receipt of Requisite Consents or the waiver of such Requisite Consents). Full details of the terms and conditions of the Offer to Purchase and Consent Solicitation are included in the Offer to Purchase and Consent Solicitation Statement.

Holders can obtain additional copies of the Offer to Purchase and Consent Solicitation Statement and related material from the Information Agent, D.F. King & Co., Inc. at (888) 887-0082 (toll-free). The Company has retained Citigroup Global Markets Inc. (“Citi”) to act as exclusive dealer manager and solicitation agent for the Offer (the “Dealer Manager”). Holders with questions about the offer to purchase and consent solicitation can contact Citi’s Liability Management Group at (800) 558-3745 (toll-free) or +1 (212) 723-6108 (collect).

The Offer to Purchase and Consent Solicitation are being made solely on the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement. This communication is for informational purposes only and is qualified by reference to the Offer to Purchase and Consent Solicitation Statement. Under no circumstances shall this press release constitute an offer to buy or the solicitation of an offer to sell any securities of the Company. This press release also is not a solicitation of consents to the proposed amendments to the indenture.

About City Telecom (H.K.) Limited

Established in 1992, City Telecom (H.K.) Limited (SEHK: 1137, NASDAQ: CTEL) provides integrated telecommunications services in Hong Kong. City Telecom’s wholly-owned subsidiary, Hong Kong Broadband Network Limited (HKBN), is in the process of expanding its next generation network to 2.0mn homes pass. HKBN has achieved an aggregate Voice, Broadband (symmetric 25Mbps up to 1Gbps), IP-TV and Corporate data services base in excess of 872,000 subscriptions. Additional information on City Telecom can be found at www.ctigroup.com.hk. The information contained in or linked to the Company’s website is not, and is not intended to be, a part of this Offer to Purchase and Consent Solicitation Statement.